# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARTE HANKS INC, CIK 0000045919
CUSIP: 416196202
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1 EXECUTIVE DRIVE, SUITE 303, CHELMSFORD, Massachusetts (MA), 01824
Date of event which requires filing of this statement: 04/17/2023
Filed by CIK 0002069791
Persons authorized to receive notices and communications: Douglas I. Koff, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Gary S. Rosenbach (CIK 0002069791): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,118,635; shared voting power 0; sole dispositive power 2,118,635; shared dispositive power 0; aggregate amount beneficially owned 2,118,635 (28.8% of the class)
  Comment: The information set forth in this cover page reflects information as of the date of this filing. As of April 17, 2023, the Reporting Person may have been deemed to beneficially own 375,175 Shares (as defined in Item 2(a)), which represented 5.0% of the Shares outstanding at such time. See Schedule A for the Reporting Person's trading history starting from sixty (60) days prior to the date of event which required the filing of this statement through the date of the filing of this statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: HARTE HANKS INC
Address of issuer's principal executive offices: 1 EXECUTIVE DRIVE, SUITE 303, CHELMSFORD, Massachusetts (MA), 01824

## Item 2. Identity and Background
Name of person filing: This statement is filed by Gary Rosenbach ("Mr. Rosenbach" or the "Reporting Person") with respect to the shares of common stock, par value $1.00 per share (the "Shares") of Harte Hanks Inc. (the "Issuer"), directly owned by him and his spouse, Susan Rosenbach ("Ms. Rosenbach" and together with Mr. Rosenbach, "Rosenbach"), as well as Shares held by family trusts for which Rosenbach together serve as trustees.
Residence or business address: The address of Mr. Rosenbach is 255 St. Paul Street, Apt. 701, Denver, CO 80206.
Present principal occupation or employment: Mr. Rosenbach is retired.
Criminal convictions in the last five years: Mr. Rosenbach has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Rosenbach has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rosenbach is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares reported herein was approximately $12,032,692. Such Shares were acquired with the personal funds of Mr. Rosenbach.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein because he believed the securities represented an attractive investment opportunity. The securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

On May 14, 2025 (the "Effective Date"), Rosenbach entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Rosenbach agreed to certain customary standstill provisions that, among other things, prohibit it and its affiliates from: (i) soliciting proxies, (ii) advising or knowingly encouraging others with respect to the voting or disposition of any of the Issuer's securities, subject to limited exceptions, and (iii) acquiring additional Shares. The Cooperation Agreement also contains certain customary mutual non-disparagement provisions. From and after the Effective Date of the Cooperation Agreement until the conclusion of the Issuer's 2026 annual meeting, Rosenbach has agreed to vote all Shares that Rosenbach beneficially owns in accordance with the board of directors (the "Board") recommendations at all stockholder meetings, except that Rosenbach may vote in its discretion on Extraordinary Transactions (as defined in the Cooperation Agreement). The Cooperation Agreement will terminate on the date that Rosenbach ceases to beneficially own 10% or more of the issued and outstanding Shares.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future, subject to compliance with the Cooperation Agreement and applicable securities laws, take actions with respect to his investment position in the Issuer as he deems appropriate, including, without limitation, purchasing (if and as allowed by the terms of the Cooperation Agreement) or selling Shares or other instruments that are based upon or relate to the value of the Shares of the Issuer in the open market or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person (i) as of the date hereof, is based upon 7,364,430 Shares outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 15, 2025 and (ii) as of April 17, 2023, is based upon 7,485,170 Shares outstanding as of March 31, 2023, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2023.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All transactions in the Shares, which were all in the open market, effected by the Reporting Person during the sixty (60) days prior to the date of event which required the filing of this statement through the date of the filing of this statement, are set forth in Schedule A, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: See Item 2(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exbibit 99.1 Cooperation Agreement, dated as of May 14, 2025 (incorporated by reference to Exhibit 10.01 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2025).

## Signatures
- Gary S. Rosenbach: /s/ Gary Rosenbach, Gary Rosenbach, Individually (05/30/2025)